EXHIBIT 3.3

CERTIFICATE OF FORMATION

OF

CEC FUNDING, LLC

This Certificate of Formation of CEC Funding, LLC (the “LLC”), dated as of October 13, 2004, has been duly executed and is being filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. § 18-101, et seq.).

FIRST. The name of the limited liability company formed hereby is CEC Funding, LLC.

SECOND. The registered office of the LLC in the State of Delaware is located at 2711 Centerville Road, Suite 400, County of New Castle, Wilmington, Delaware, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD. This Certificate of Formation shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first written above.

/s/ Heloule Mohallim
Heloule Mohallim, Authorized Person

DATED: October 13, 2004